SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Mediware Information Systems, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

584946107

(CUSIP Number)

Mr. Lawrence E. Auriana 145 East 45th Street New York, NY 10012 (212) 922-2999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 584946107

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence E. Auriana
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER: 2,477,525
	8)	SHARED VOTING POWER: None
	9)	SOLE DISPOSITIVE POWER: None
	10)	SHARED DISPOSITIVE POWER: None
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,477,525
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Lawrence E. Auriana hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 16, 1991, as amended by Amendment No. 1 filed with the SEC on July 10, 1996, by Amendment No. 2 filed with the SEC on January 6, 2000, by Amendment No. 3 filed with the SEC on January 22, 2001, by Amendment No. 4 filed with the SEC on February 8, 2002, by Amendment No. 5 filed with the SEC on February 7, 2003, by Amendment No. 6 filed with the SEC on July 22, 2003, by Amendment No. 7 filed with the SEC on November 7, 2003, by Amendment No. 8 filed with the SEC on February 6, 2004, by Amendment No. 9 filed with the SEC on May 6, 2004, by Amendment No. 10 filed with the SEC on December 9, 2004, by Amendment No. 11 filed with the SEC on October 7, 2005, by Amendment No. 12 filed with the SEC on June 12, 2006, by Amendment No. 13 filed with the SEC on March 5, 2008, by Amendment No. 14 filed with the SEC on March 23, 2009, by Amendment No. 15 filed with the SEC on August 4, 2009, by Amendment No. 16 filed with the SEC on January 12, 2010, by Amendment No. 17 filed with the SEC on July 9, 2010, by Amendment No. 18 filed with the SEC on January 7, 2011, by Amendment No. 19 filed with the SEC on July 1, 2011, by Amendment No. 20 filed with the SEC on January 10, 2012 and as further amended by Amendment No. 21 filed with the SEC on February 15, 2012 (the “Schedule”) as follows:

This Schedule relates to the common stock, par value $.10 per share (“Common Stock”), of Mediware Information Systems, Inc., a New York corporation (the “Company”).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby supplemented by inserting the following text as the last paragraph thereof:

“On September 11, 2012, the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Project Ruby Parent Corp., a Delaware corporation (“Parent”) and Project Ruby Merger Corp., a New York corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), providing for the merger (“Merger”) of Merger Subsidiary with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Parent and Merger Subsidiary are controlled affiliates of Thoma Bravo, LLC.

In connection with the execution of the Merger Agreement, Mr. Auriana entered into a Voting Agreement, dated the date of the Merger Agreement, with Parent (the “Voting Agreement”), pursuant to which, among other things, Mr. Auriana agreed, subject to the terms and conditions set forth therein, to vote his shares of Common Stock in favor of the Merger Agreement and the transactions contemplated thereby. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by the Voting Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.”

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Schedule is hereby amended by adding the following Exhibit:

“Exhibit 1 Voting Agreement, dated as of September 11, 2012, by and between Project Ruby Parent Corp. and Lawrence Auriana.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Denis P. Kelleher
Denis P. Kelleher
Attorney-in-Fact

Date: September 14, 2012

EXHIBIT INDEX

Exhibit 1	Voting Agreement, dated as of September 11, 2012, by and between Project Ruby Parent Corp. and Lawrence Auriana.